Mail Stop 4561

April 14, 2009

Stephen P. Jarchow
Chairman
Here Media Inc.
10990 Wilshire Boulevard
Penthouse
Los Angeles, CA 90024

> **Re:** **Here Media Inc.**
> **Amendment 2 to Registration Statement on Form S-4**
> **Filed March 30, 2009**
> **File No. 333-156726**

Dear Mr. Jarchow:

We have reviewed your amended registration statement and have the following comments. Unless otherwise noted, references to prior comments refer to our letter dated March 24, 2009.

Description of Here Media Capital Stock, page 66

1.   We note your response to prior comment No. 5. Please further explain why you believe that the special stock cannot be valued separately from the common stock to be issued in the proposed business combination. Clarify why not knowing what the common stockholder would be entitled to receive in the context of liquidation prohibits you from currently determining the fair value of the special stock. Describe the valuation and allocation methodologies that you considered in determining that you are unable to assign any fair value to the special stock. Tell us how you considered the guidance in SFAS 133 and EITF 00-19 in determining whether the special stock is a derivative or freestanding derivative instrument. Describe your consideration of the guidance in EITF Topic D-98. Explain how you determined that an equity classification is appropriate for the special stock. In addition, tell us what consideration Allen and Viant gave to the special stock in determining the fair value to be issued in the proposed business combination.

Management's Discussion and Analysis of PlanetOut's Financial Condition and Results of Operations, page 81

2.   We note that in response to prior comment No. 6 you revised the disclosures on page 75 to quantify the number of paid subscribers as December 31, 2008 and 2007. Tell us what consideration you gave to providing enhanced disclosures, which explain and analyze the change in the number of paid subscribers from one period to the next. Refer to Sections III.B.1 and 3 of SEC Release 33-8350. In addition, tell us your consideration of providing disclosures to discuss any trends in the number of paid subscribers.

Here Networks' Business

Related Party Transactions, Page 95

3.   We note your response to prior comment No. 8. There appear to be several related party transactions involving Here Networks and Regent Entertainment Media that are still not disclosed in the prospectus. In the case of Here Networks, we refer specifically to the transactions discussed under the "Related Party Payables" heading in Note 5 to the company's financial statements. In the case of Regent Entertainment Media, we refer to the discussions of outstanding payables and receivables involving related parties in Note 5 to that company's financial statements. Please advise why you have not included a discussion of these transactions in the prospectus and why you have not filed any underlying agreements as exhibits to your registration statement. In any revised disclosure you may provide, please be sure to identify all affiliated parties involved in the transactions. Also, in connection with amounts owed to, or due from, affiliates, please describe the transactions between the parties that gave rise to the outstanding balances.

4.   We note that you intend to discontinue the expense sharing arrangement with your affiliates upon consummation of the proposed business combination. Please quantify the extent of this historical expense sharing, and, if material, provide greater clarification as to the impact that cessation of this arrangement will have on your operating results.

Management's Discussion and Analysis of Here Networks' Financial Condition and Results of Operations, page 97

5.   We note your response to prior comment No. 17. Revise your critical accounting policies to describe more fully your estimates and assumptions that are highly uncertain or susceptible to change and the related material impact on financial condition or operating performance. In this respect, you should more fully disclose the anticipated growth rates in subscriber levels and your projections regarding international expansion into new territories. Revise to disclose why these material accounting estimates and assumptions bear risk of change, how you arrived at the estimate, accuracy of the estimate/assumption in the past, how they have changed, and reasonably likely future changes. We refer you

to Financial Reporting Release No. 60, Cautionary Advice Regarding Disclosure About Critical Accounting Policies and Section V of SEC Release No. 33-8350.

<u>Unaudited Pro Forma Combined Condensed Statement of Operations</u>

<u>Notes to Unaudited Pro Forma Combined Condensed Financial Data</u>

<u>Note 1. Basis of Presentation, page 115</u>

6.   We note your response to prior comment No. 10 and have the following comment. Please further clarify why you believe the $13.94 million purchase price represents the pro forma enterprise value that will be transferred to PlanetOut stockholders upon completion of the transaction. Tell us how the continued decline in PlanetOut's common stock price and market capitalization impacts the pro forma enterprise value. Explain how you determined that your financial projections are reasonable considering your history of operating losses and cash flows used in operations. Clarify how your forecasted growth in subscription revenues considers the decreases experienced in subscriber levels over the past three years. Tell us how the projected growth in subscription revenues disclosed on page 31 reconciles with forecasts provided in your valuation reports. Explain how your financial projections for advertising revenues reconciles with your disclosures on page 82 that indicates a difficult advertising budget as a result of the general economic conditions. Tell us why you have not disclosed the amount of projected growth in film licensing, which appears to be a new start-up business. Explain why you believe your financial projections are reasonable with respect to this new start-up business. In addition, further describe the weightings applied by your financial advisors with respect to different valuation approaches.

<u>Note 4. Pro Forma Adjustments, page 116</u>

7.   We note your response to prior comment No. 11. Please reconcile the $0.5 million disclosed on page 83 with the $2.5 million of estimated severance and related costs originally disclosed in pro forma adjustment (d).

<u>PlanetOut, Inc.</u>

<u>Financial Statements as of December 31, 2008 and 2007</u>

<u>Note 3. Goodwill, page F-14</u>

8.   We note your response to prior comment No. 14. Please explain in greater detail why you believe the opinions from your financial advisors provide a much truer representation of fair value than your market capitalization plus a reasonable control premium for purposes of goodwill impairment testing. In this respect, the guidance in paragraph 23 of

> SFAS 142 states that quoted market prices in active markets are the best evidence of fair value and shall be used as the basis for measurement, if available. Explain how the comparable public companies and the precedent transactions used to determine fair value of the combined enterprise satisfy the requirements in paragraph 25 of SFAS 142.

Note 12. Discontinued Operations, page F-23

9. We note that in response to prior comment No. 15 you restated your financial statements to separately present the $3.4 million of proceeds from the sale of the LPI and SpecPub as a financing activity in your consolidated statements of cash flows. Please explain why you have not labeled the financial statements as restated and included a footnote describing the restatement.

Regent Entertainment Media, Inc.

Financial Statements as of December 31, 2008 and 2007

Note 1. The Company and Summary of Significant Accounting Policies, page F-47

Basis of Presentation

10. We note that in response to prior comment No. 19 you have restated your predecessor financial statements to include SpecPub, Inc. as discontinued operations. Please explain why you have not labeled the financial statements as restated and included a footnote describing the restatement.

* * * * *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please allow adequate time after filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions or comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 with any other questions. If you need further assistance, you may contact me at (202) 551- 3503.

Sincerely,

David L. Orlic
Special Counsel

cc: <u>Via Facsimile (213) 576-8153</u>
        James R. Walther, Esq.
        Mayer Brown LLP